File No. 70-8237




               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

               __________________________________


                Post-Effective Amendment No. 5 to

                            FORM U-1

                ________________________________


                   APPLICATION OR DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

                     AEP GENERATING COMPANY
            1 Riverside Plaza, Columbus, Ohio  43215
            ----------------------------------------
           (Name of company filing this statement and
             address of principal executive offices)

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
            1 Riverside Plaza, Columbus, Ohio  43215
            ----------------------------------------
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

                     A. A. Pena, Treasurer
              AMERICAN ELECTRIC POWER COMPANY, INC.
            1 Riverside Plaza, Columbus, Ohio  43215

       John F. Di Lorenzo, Jr., Associate General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
            1 Riverside Plaza, Columbus, Ohio  43215
            ----------------------------------------
           (Names and addresses of agents for service)

     The undersigned American Electric Power Company, Inc., registered holding company ("AEP"), and AEP Generating Company, a subsidiary of AEP ("Generating"), hereby amend the Application or Declaration on Form U-1, as amended, in File No. 70-8237 as follows:

     1. By amending ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION to restate in its entirety the third paragraph under the subheading "Discussion" to read as follows:

          The consumers are benefitted by the ability of Generating to declare and pay such dividends because such payments result in a reduction in equity. This reduction correspondingly reduces the cost of capital and results in a reduction in Generating's monthly charge under the unit power agreements to its wholesale customers.

     2. By amending ITEM 2. FEES COMMISSIONS AND EXPENSES to read as follows:

          No fees, commissions or expenses, other than expenses estimated not to exceed $3,000 to be billed at cost by American Electric Power Service Corporation, are to be paid or incurred by Generating or any associate company in connection with the proposed transaction.

     3. By amending ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS to add the following Exhibit:

          Exhibit A      Capital Funds Agreement dated as of
                         December 30, 1988 by and between
                         American Electric Power Company, Inc.
                         and AEP Generating Company.

                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this Post-Effective Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

                            AMERICAN ELECTRIC POWER COMPANY, INC.
                                   AEP GENERATING COMPANY



                            By:_______/s/_A._A._Pena____________
                                        A. A. Pena
                                        Treasurer


Dated:  August 8, 1997




[97FN0015.GEN]

                     CAPITAL FUNDS AGREEMENT


          This Capital Funds Agreement (hereinafter referred to as "this Agreement") dated as of December 30, 1988, is made by and between American Electric Power Company, Inc. ("AEP") and AEP
Generating Company ("AEGCO").

          WHEREAS,

          A. Indiana Michigan Power Company ("I&M"), a subsidiary company of AEP under the Public Utility Holding Company Act of 1935 (the "1935 Act"), is presently constructing the Rockport Steam Electric Generating Plant at a site along the Ohio River near the town of Rockport, Indiana, which will consist of two 1,300,000-kilowatt fossil-fired steam electric generating units and associated equipment and facilities (the "Rockport Plant"), the first unit ("Unit No. 1") of which has been placed in commercial operation and the second unit ("Unit No. 2") of which is presently expected to be placed in commercial operation in 1989.

          B. AEGCO has entered into an Owners' Agreement dated as of March 31, 1982, as amended (the "Owners' Agreement"), with I&M and Kentucky Power Company, another subsidiary company of AEP under the 1935 Act, pursuant to which AEGCO has acquired a 50% undivided ownership interest, as tenant in common without right of partition, in the Rockport Plant, which is being operated as a part of the interconnected, integrated electric system comprising the American Electric Power System.

          C. AEGCO has agreed to make available to I&M, pursuant to a Unit Power Agreement dated as of March 31, 1982, as amended, between AEGCO and I&M, all of the available power (and the energy associated therewith) to which AEGCO is from time to time entitled at the Rockport Plant.

          D. AEP owns all of the outstanding common stock of AEGCO, which is a subsidiary company of AEP under the 1935 Act.

          E. In connection with the foregoing, AEP and AEGCO entered into a Capital Funds Agreement dated as of March 31, 1982, as amended (the "Original Capital Funds Agreement"), and now desire to replace the Original Capital Funds Agreement with this Agreement.

          F. AEGCO and AEP have Joined in an Application-Declaration on Form U-l, as amended and supplemented to date, in File No. 70-7584, filed with the Securities and Exchange Commission (the "SEC") under the 1935 Act with respect to this Agreement, the SEC has issued an order (the "SEC Order") granting and permitting to become effective said Application-Declaration, as so amended and supplemented, and the SEC Order is in full force and effect on the date of the execution and delivery hereof.

          G. All things necessary to make this Agreement the valid, legally binding and enforceable obligation of each of the parties hereto have been done and performed and the execution and performance hereof in all respects have been authorized and approved by all corporate and shareholder action necessary on the parse of each party hereto.

          NOW, THEREFORE, in consideration of the terms and agreements hereinafter set forth, the parties agree with each other as follows:


                            ARTICLE I

                       Obligations of AEP

          1.1. Performance under Owners' Agreement. AEGCO shall (and AEP shall cause AEGCO to) use its best efforts to perform and observe all of its covenants and agreements under the Owners' Agreement and, in connection therewith, take all such action, including, without limitation, all actions before governmental authorities, as shall be necessary to enable AEGCO to do so.

          1.2. Capital Structure of AEGCO. AEP shall supply or cause to be supplied to AEGCO:

          (a) such amounts of capital as may be required from time to time by AEGCO in order to maintain that portion of the Capitalization (as defined in Section 1.6. hereof) of AEGCO as shall be represented by the aggregate of the par value of, or stated capital represented by, the outstanding shares of all classes of capital stock and the surplus of AEGCO paid in, earned and other, if any, at an amount equal to such percentage of the Capitalization of AEGCO as governmental regulatory authorities having jurisdiction in the premises may require; and

          (b) such amounts of capital (in addition to the capital heretofore made available to AEGCO by AEP) as shall be required in order for AEGCO to provide AEGCO's proportionate share of the funds required to complete construction of Unit No. 2, to provide AEGCO's proportionate share of the funds required for pre-operating expenses for Unit No. 2, to provide AEGCO's proportionate share of the funds required to permit the commercial operation of both Unit No. 1 and Unit No. 2 of the Rockport Plant, to permit the continuation of such commercial operation after the commencement of such commercial operation, to enable AEGCO to perform all of its obligations, covenants and agreements under the AEGCO Agreements (as defined in Section 1.6 hereof) and to pay in full when due all AEGCO Obligations (whether due at maturity, pursuant to mandatory or optional prepayment, by acceleration or otherwise);

it being understood and agreed that, in connection with the capital requirements of AEGCO, the issuance and sale by AEGCO of debt securities and, to the extent necessary or desirable, preferred stock, to banks, institutions and the public shall constitute one of the means by which required capital can be made available to AEGCO.

          1.3. Manner of Performance. If, with respect to any amount of capital which AEP shall, at any time in question, be obligated under the provisions of Section 1.2 to supply or cause to be supplied to AEGCO, AEP and AEGCO shall fail to agree on the type, or terms, of any particular security to be issued by AEGCO and sold to AEP or to others for the purpose of securing such required capital or if requisite regulatory approvals are not obtained for any issuance and sale so agreed upon or if such issuance and sale cannot for any other reason be carried out, then and in such event, AEP shall supply such capital to AEGCO in the form of a cash capital contribution.

          1.4. Payments in Respect of AEGCO Obligations. If at any time AEGCO shall require funds to pay any AEGCO Obligation when due (whether at maturity, pursuant to mandatory or optional prepayment, by acceleration or otherwise), and the funds of AEGCO available for such purpose shall be insufficient for any reason, AEP will pay to AEGCO in cash as a capital contribution the funds necessary to enable AEGCO to pay such AEGCO Obligation when due.

          1.5. Subordination of Claims of AEP Against AEGCO. AEP hereby agrees that (i) all amounts advanced by AEP to AEGCO (other than by way of purchases of capital stock of AEGCO or capital contributions to AEGCO) that AEGCO is obligated to repay to AEP shall, for the purposes of this Agreement and so long as this Agreement shall be in full force and effect, constitute Subordinated Indebtedness of AEGCO (as defined in Section 1.6 hereof) and (ii) no such Subordinated Indebtedness of AEGCO shall be transferred or assigned (including by way of security) to any person (other than to a successor of AEP by way of merger or consolidation or the acquisition by such person of all or substantially all of AEP's assets). AEGCO agrees that it will record all Subordinated Indebtedness of AEGCO as such on its books.

          1.6. Definitions. For the purposes of this Agreement, the following terms shall have the following meanings:

          (a) the term "AEGCO Agreements" shall mean all loan agreements, credit agreements, security agreements, mortgages, reimbursement agreements, indemnity agreements, leases and related documents to which AEGCO is presently, or at any time hereafter becomes, a party, and all shares of preferred stock hereafter issued by AEGCO and held by persons other than AEP;

          (b) the term "AEGCO Obligations" shall mean all indebtedness, obligations and liabilities of AEGCO under the AEGCO Agreements, other than indebtedness, obligations or liabilities owing to AEP;

          (c) the term "Capitalization" shall mean, as of any particular time, an amount equal to the sum of (x) the total principal amount of all Indebtedness for Borrowed Money of AEGCO, secured or unsecured, then outstanding (whether or not such indebtedness matures, pursuant to the instrument by which such indebtedness shall be created or incurred, within twelve months after such particular time), but excluding short-term debt having a maturity when issued of less than twelve months, and (y) the aggregate of the-par value of, or stated capital represented by, the outstanding shares of all classes of capital stock of AEGCO and the surplus of AEGCO, paid in, earned and other, if any;

          (d) the term "Indebtedness for Borrowed Money" shall mean the principal amount of, premium (if any) and interest on all indebtedness for borrowed money of AEGCO then outstanding;

          (e) the term "Subordinated Indebtedness of AEGCO" shall mean indebtedness marked (or required to be marked pursuant to Section 1.5 hereof) on the books of AEGCO as subordinated and junior in right of payment to the AEGCO Obligations, to the extent and in the manner set forth below:

               (i) if there shall occur an Event of Default under and as defined in any AEGCO Agreement, then so long as such Event of Default shall be continuing and shall not have been cured or waived, or unless and until all AEGCO Obligations shall have been paid in full in money or moneys worth at the time of receipt, no payment of principal and premium, if any, or interest shall be made upon Subordinated Indebtedness of AEGCO; and

               (ii) in the event of any insolvency, bankruptcy, liquidation, reorganization or other similar proceedings, or any receivership proceedings in connection therewith, relative to AEGCO or its property, and in the event of any proceedings for voluntary liquidation, dissolution or other winding up of AEGCO, whether or not involving insolvency or bankruptcy proceedings, then all AEGCO Obligations shall first be paid in full in money or moneys worth at the time of receipt, or payment thereof shall have been provided for, before any payment on account of principal, premium, if any, or interest is made upon Subordinated Indebtedness of AEGCO.


                           ARTICLE II

                Nature of the Obligations of AEP

          2.1. Regulatory Approvals.  Except as provided in
Section 2.2 with respect to the obligations of AEP to make cash capital contributions to AEGCO pursuant to the provisions of Sections 1.3 and 1.4 (as to which the SEC Order is in full force and effect at the date of execution and delivery of this Agreement), the performance of the obligations of AEP hereunder shall be subject to the receipt and continued effectiveness of all authorizations of governmental regulatory authorities necessary at the time to permit AEP at the time to perform its duties and obligations then to be performed hereunder, including the receipt and continued effectiveness of all authorizations of governmental authorities necessary at the time to permit AEP at the time to supply or cause to be supplied to AEGCO capital pursuant to the provisions of Section 1.2 or to permit AEP at the time to acquire securities issued and sold to AEP by AEGCO. AEP shall use its best efforts to secure and maintain all such authorizations of governmental regulatory authorities.

          2.2. Nature of Obligations.

          (a) The obligations of AEP hereunder to make cash capital contributions to AEGCO pursuant to the provisions of Sections 1.3 and 1.4 having heretofore been authorized by the SEC Order (and no other authorization by any governmental regulatory authority being required), AEP agrees that its duty to perform such obligations shall be absolute and unconditional. Subject to Section 2.1, all other obligations of AEP hereunder are similarly absolute and unconditional.

          (b) In the event that AEP shall cease to own, directly or indirectly, at least a majority of the shares of common stock of AEGCO, the obligations of AEP hereunder shall not be increased by any amendment to or modification of the terms and provisions of any AEGCO Agreement unless AEP shall have consented in writing to such amendment or modification.

          2.3. Waivers of Defenses. The obligations of AEP under Sections 1.2, 1.3 and 1.4 to supply capital or cause capital to be supplied or to make cash capital contributions to AEGCO shall not be subject to any abatement, reduction, limitation, impairment, termination, set-off, defense, counterclaim or recoupment whatsoever or any right to any thereof (including, but not limited to, abatements, reductions, limitations, impairments, terminations, set-offs, defenses, counterclaims and recoupments for or on account of any past, present or future indebtedness of AEGCO to AEP or any claim by AEP against AEGCO, whether or not arising under this Agreement and whether or not arising out of any action or nonaction on the part of AEGCO or any party to any AEGCO Agreement, including requirements of governmental authorities, actions of judicial receivers or trustees or otherwise and whether or not arising from wilful or negligent acts or omissions). The foregoing, however, shall not, subject to the provisions of Section 1.5 hereof, affect in any other way any rights and remedies of AEP with respect to any amounts owed to AEP by AEGCO or any such claim by AEP against AEGCO. The obligations and liabilities of AEP hereunder shall not be released, discharged or in any way affected by any reorganization, arrangement, compromise, composition or plan affecting AEGCO or any change, waiver, extension, indulgence or other action or omission in respect of any indebtedness or obligation of AEGCO or AEP, whether or not AEGCO or AEP shall have had any notice or knowledge of any of the foregoing.
Neither failure nor delay by AEGCO, or by any party to an AEGCO Agreement, to exercise any right or remedy provided herein or by statute or at law or in equity shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof, or the exercise of any other right or remedy. AEP also hereby irrevocably waives, to the extent that it may do so under applicable law, any defense based on the adequacy of a remedy at law which may be asserted as a bar to the remedy of specific performance in any action brought against AEP for specific performance of this Agreement by AEGCO or by a receiver or trustee appointed for AEGCO or in respect of all or a substantial part of AEGCO's assets under the bankruptcy or insolvency law of any jurisdiction to which AEGCO is or its assets are subject. Anything in this Section 2.3 to the contrary notwithstanding, AEP shall not be precluded from asserting as a defense against any claim made against AEP upon any of its obligations hereunder that it has fully performed such obligation in accordance with the terms of this Agreement.

          2.4. Subrogation, Etc. AEP shall, subject to the provisions of Section 1.5, be subrogated to all rights against AEGCO of the persons to whom AEGCO Obligations are owed in respect of any amounts paid by AEP pursuant to the provisions of this Agreement and applied to the payment of AEGCO Obligations.


                           ARTICLE III

                              Term

          This Agreement shall remain in full force and effect until, and shall terminate and be of no further force and effect after, all AEGCO Obligations have been paid in full.


                           ARTICLE IV

                           Assignment

          Neither this Agreement nor any interest herein may be assigned, transferred or encumbered by AEP except that in the event that AEP shall consolidate with or merge with or into another corporation or shall transfer to another corporation or other person all or substantially all of its assets, this Agreement shall be transferred by AEP to and shall be binding upon the corporation resulting from such consolidation or merger or the corporation or other person to which such transfer is made, and AEP shall cause such corporation or other person to deliver to AEGCO a written assumption, in form and substance satisfactory to AEGCO, of AEP's obligations and liabilities under this Agreement and an opinion of counsel to the effect that such instrument complies with the requirements hereof and constitutes a valid, legally binding and enforceable obligation of such corporation or other person.

          Neither this Agreement nor any interest herein may be assigned, transferred or encumbered by AEGCO without the prior written consent of AEP.

          Any purported assignment, transfer or encumbrance of this Agreement or any interest herein in violation of the foregoing provisions of this Article IV shall be void.


                            ARTICLE V

                     Termination of Original
                     Capital Funds Agreement

          This Agreement is being entered into in substitution for, and replacement of, the Original Capital Funds Agreement, and upon the execution and delivery hereof by AEP and AEGCO the Original Capital Funds Agreement shall be terminated.


                           ARTICLE VI

                           Amendments

          This Agreement may not be amended, waived, modified, discharged or otherwise changed orally. It may be amended, waived, modified, discharged or otherwise changed only by a written instrument which has been signed by AEGCO and AEP.


                           ARTICLE VII

                             Notices

          7.1. Notices, etc., in Writing. All notices, consents, requests and other documents authorized or permitted to be given pursuant to this Agreement shall be given in writing and either personally served on the party to whom (or an officer of a corporate party) it is given or mailed by registered or certified first-class mail, postage prepaid, or sent by telex, telegram or telecopy, addressed as follows:

               American Electric Power Company, Inc.
               1 Riverside Plaza
               Columbus, Ohio  43215
               Attn:  Financial Vice President

               AEP Generating Company
               1 Riverside Plaza
               Columbus, Ohio  43215
               Attn:  Financial Vice President

          7.2. Notices, consents, requests and other documents shall be deemed given or served or submitted when delivered or, if mailed as provided in Section 7.1 hereof, on the third day after the day of mailing, or if sent by telex or telegram, 24 hours after the time of dispatch. A party may change its address for the receipt of notices, consents, requests and other documents at any time by giving notice thereof to the other parties. Any notice, consent, request or other document given hereunder may be signed on behalf of either party by any duly authorized representative of that party.


                          ARTICLE VIII

                          Severability

    If any provision or provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.


                           ARTICLE IX

                          Governing Law

          This Agreement shall be governed by and construed in accordance with the laws of the State of New York.


                            ARTICLE X

                           Succession

          Subject to Article IV hereof, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment hereof, or of any right to any funds due or to become due under this Agreement, shall in any event relieve AEGCO or AEP of their respective obligations hereunder.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective officers thereunto duly authorized as of the day and year first above written.

                              AMERICAN ELECTRIC POWER COMPANY,
                              INC.

                              By:   /s/ G. P. MALONEY
                                 ----------------------------
                              Title:  Vice President

                              AEP GENERATING COMPANY

                              By:   /s/ D. H. WILLIAMS, JR.
                                 -----------------------------
                              Title:  Vice President